P.E 12/31/04

8-20616

05050479

PEOPLES
BANCORPORATION, INC.

Reflecting on our past.
Building on our future.

2004 Annual Report

To Our Shareholders

Without a doubt, 2004 was the most difficult and challenging year in our Company's history. We saw compressed margins due to very low interest rates, a condition which began to improve at midyear. We experienced a continuation of the slowdown in residential mortgage activity that began precipitously in the last half of the prior year. Most especially, we saw the departure of our president, founder and friend, Robert E. Dye, Sr., whose death in April came unexpectedly after a sudden illness. Our family of employees and directors held together with perseverance and determination throughout this most challenging year, and we believe that the Company is well positioned for the events of the future.

Peoples Bancorporation finished 2004 with just under $430 million in Total Assets, an increase of $8 million during the year. While earnings of $3.5 million were certainly commendable, they did not match the record earnings of $5.0 million enjoyed in the previous year. Even though core earnings at the Company's banks remained strong, the dramatic decline in mortgage origination volume that occurred nationwide did lead to an overall drop in earnings. As a result, the Company made the decision to completely exit the wholesale mortgage-lending arena, while continuing to provide mortgage origination service to its retail customers. This transition was completed by the end of the year, and the Company is now continuing its focus on core banking going forward. This is evident in the fact that each of the three banks has grown its core loan portfolio, and that growth aggregated 10.0% or almost $30 million during 2004.

Peoples National Bank grew to $241 million in Total Assets, an increase of $2 million from the previous year. Earnings of $2.1 million fell short of last year's $3.7 million, again reflective of the decline in the residential mortgage industry. However, the growth of $9 million in core loans is indicative of the Bank's focus on aggressively serving the credit needs of its communities. According to the most recent statistics, Peoples National Bank maintains the largest share of bank deposits in the combined Easley/Pickens/Powdersville area, with over 25% of that market share.

Bank of Anderson continued to garner market share and grew its Total Assets by 8.2% to $142 million, while earning $1.1 million, an improvement of 7.2% from the previous year. Even more impressive was the loan growth of $20 million, which represents a 22.2% increase during the year. In January, the Bank brought onboard veteran banker Sheree T. Moats as Vice President to oversee its Whitehall Commons Office. By May, a major renovation project was completed at the Bank's main office, expanding office space by two-thirds at that facility.

Seneca National Bank finished the year with almost $48 million in Total Assets having earned $337,000, which is respectable given that the Bank celebrated its fifth anniversary during the year. Core loans grew by $382,000 during 2004, and more especially have shown significant increases since the end of the year. C. Kyle Thomas joined the Bank in September as its President, and he has positioned that Bank for further growth in this dynamic and economically diverse market.

A concerted effort was made to increase accessibility by both our consumer and commercial customers. After careful deliberation, each of the three banks introduced an updated web site that offers a superior online banking product. Online bill payment is available, as well as cash management services for businesses.

Corporate governance continued to be a major initiative for all publicly held American corporations in 2004, and the Company remains proactive in its response to the Sarbanes Oxley Act of 2002. Fred E. Pinson joined the Company in November as Vice President of Risk Management, bringing expertise in the area of internal controls over financial reporting. Along with Katherine I. Lefkowitz, CPA, who was recently promoted to Vice President of Internal Audit, Fred will lead the Company's efforts in complying with this totally new facet of public accountability. Also in the arena of Corporate Governance, the Company named Garnet A. Barnes, an outside director, to serve as Interim Chairman of the Board of Directors. Each of our Banks also named an outside director as Interim Board Chairman, with E. Smyth McKissick, III representing Peoples National Bank, Larry D. Reeves serving for Bank of Anderson, and James A. Black, Jr. elected at Seneca National Bank.

During the year, the Company's common stock was split on a three-for-two basis. Our thirteenth consecutive 5% stock dividend was issued, and the quarterly cash dividend was increased slightly to $0.05 per share in the fourth quarter. For the first time in our history, the Company paid its shareholders cash dividends in excess of $1 million during the year. Based on a recent stock price of $20.50 per share, Peoples stock has more than tripled in value since the last public offering in 1998, and is now worth more than seventeen times the original investment in 1986.

In concluding this most difficult year we say farewell to our Founder, Bob Dye. He will be sorely missed and fondly remembered. We will boldly follow in his tradition, and like Bob we remain dedicated and committed to our family of officers and employees, our strong Boards of Directors, our loyal shareholders, and our great customer base.



R. Riggie Ridgeway
President and CEO,
Peoples Bancorporation, Inc.,
The Peoples National Bank



David C. King
President and CEO,
Bank of Anderson, N.A.



C. Kyle Thomas
President and CEO,
Seneca National Bank

In Fond Memory Of Our Founder And Friend



ROBERT E. DYE, SR.
1941-2004

OUR MISSION

"To epitomize community banking in our selected markets, while providing excellence in shareholder investment and an unusually pleasant environment for our staff and customers."











PEOPLES
BANCORPORATION, INC.
Officers And Subsidiaries

Peoples Bancorporation, Inc.

R. Riggie Ridgeway
President and CEO

William B. West
Executive Vice President,
Treasurer

Robert E. Dye, Jr.
Senior Vice President,
Chief Financial Officer,
Secretary

Patricia A. Jensen
Senior Vice President,
Controller

Penny L. Gibbs
Senior Vice President,
Central Operations

Alexander C. Dye
Director of Expansion
and Development,
Security Officer

Margaret O. Bloxdorf
Vice President, Human Resources,
Secretary to the Board

Teresa D. Mills
Vice President,
Marketing

C. Yvonne Eaves
Vice President,
Compliance

David J. Whitfield
Vice President,
Credit Administration

Fred E. Pinson
Vice President,
Risk Management

Katherine I. Lefkowitz
Vice President,
Internal Audit

Joseph L. Hall
Director of
Information Technology

Vicki C. Charlotte
Assistant Vice President,
Deposit Operations

Lillian P. Ballentine
Assistant Vice President,
Central Operations

Lyn S. Whitlow
Assistant Vice President,
Training

Nancy M. Inman
Assistant Vice President,
Compliance

Peoples National Bank

R. Riggie Ridgeway
President and CEO

Daniel B. Minnis
Senior Vice President,
Senior Credit Officer

Howard K. Greene
Senior Vice President,
Senior Loan Officer,
City Executive, Easley

James E. McWhite
Senior Vice President,
City Executive, Powdersville

John E. Sparks
Senior Vice President,
City Executive, Pickens

Patricia A. Jensen
Vice President and Cashier

Lauren M. Murphy
Vice President,
Loan Officer, Pickens

Jeffrey W. Turner
Vice President,
Commercial Lending, Easley

M. Jane Moore
Vice President,
Credit Administration

W. Stan Painter
Vice President,
Commercial Lending, Easley

Ernest F. Fortner, Jr.
Vice President,
Retail Banking, Easley

Debbie L. Massey
Assistant Vice President,
Loan Operations

Janet E. Childs
Assistant Vice President,
Pendleton Street Office

Ruby D. McCann
Assistant Vice President,
Loan Officer, Easley

James W. Blakely, III
Assistant Vice President,
Collections/Recoveries

Denise H. Green
Assistant Vice President,
Powdersville Office

Elaine T. Murray
Banking Officer, Pickens

Sheryl D. Ross
Vice President,
Commercial Lending

Robert W. Wilkes
Vice President,
Business Development

Christine E. Richardson
Vice President,
Commercial Lending

Linda T. Smith
Vice President,
Main Office Manager

Sheree T. Moats
Vice President,
Whitehall Commons
Office Manager

Charles M. Jackson
Vice President,
Construction Lending

Cynthia J. Reaber
Assistant Vice President,
Secretary to the Board

Sheila S. Bost
Banking Officer

Bank of Anderson, N.A.

David C. King
President and CEO

William B. West
Executive Vice President,
Cashier

Leo A. Smith
Senior Vice President,
Senior Loan Officer

Seneca National Bank

C. Kyle Thomas
President and CEO

William B. West
Cashier

Cynthia H. Swafford
Senior Vice President,
Senior Loan Officer

Susan Kilby
Vice President,
Office Manager

The Future Is Now

After several months of research, planning and design, Peoples Bancorportion had some very exciting news for our customers in 2004; the introduction of our totally redesigned websites and a more advanced Online Banking product. This was a visionary effort by our three committees, listed below, to bring our websites and Online Banking into the 21st century. A great deal of thought and work went into this project, thus resulting in a brand new look for our websites, as well as a superior Online Banking product.

With our new Online Banking product, our family of customers can now enjoy instant, immediate access to their private account information and view deposits and withdrawal transactions virtually as soon as they are recorded.

They also have the capability to view images of their checks online, anytime! Our new BillPay product now comes with added features and options to make paying bills Online secure and convenient. Customers can sign up for Classic BillPay-e, BillPay-e Plus or Business BillPay-e.

Our business customers can enjoy a new and secure way of Cash Management - eBusiness and eBusiness Plus. They can make real-time account inquiries on deposit and loan accounts, check balances and more. Our family of customers now has the ease and convenience to manage all banking transactions through each bank's website.
As always, our goal at Peoples Bancorporation is to make banking enjoyable for our customers. We believe that our new website and Online Banking does just that.

ELECTRONIC DATA PROCESSING COMMITTEE

Penny Gibbs	Joe Hall
Kathy Lefkowitz	Leah Bennett
Yvonne Eaves	Robin Holliday
Vicki Charlotte	Sheila Bost
Lyn Whitlow	Helen Dickson
Denise Smith	Susan Kilby
Jane Moore	Alex Dye
Lisa Stewart	

ONLINE BANKING IMPLEMENTATION COMMITTEE

Penny Gibbs	Joe Hall
Kathy Lefkowitz	Leah Bennett
Yvonne Eaves	Robin Holliday
Teresa Mills	Sheryl Ross
Candace Rathbone	Sheila Bost
Vicki Charlotte	Helen Dickson
Lyn Whitlow	Susan Kilby
Amy Long	Denise Smith

WEBSITE COMMITTEE

Teresa Mills	Kathy Lefkowitz
Candace Rathbone	Robin Holliday
Penny Gibbs	Sheryl Ross
Joe Hall	Susan Kilby
Yvonne Eaves	Sheila Bost
Helen Dickson	

We would also like to thank eSolutions and Information Technology Inc. for their help in developing our Online Banking product as well as our websites.

A successful marketing campaign was launched in November 2004 to introduce our customers to our new website and Online Banking. Since the campaign, The Peoples Bancorporation is proud to announce a significant increase in Online Banking applicants and usage from all three websites. Some of the promotional items are shown below.



A creatively designed direct mail piece was sent to our customers to encourage them to try our new Online Banking and to stop by for their free CD.


Online Banking Tour
www.bankpnb.com

These high-tech and informative CDs are being given to our customers. This innovative tool takes the customer through the entire Online Banking process. The customer can also enroll for Online Banking straight from the CD!


Online Banking with BillPay
www.bankpnb.com
The Peoples National Bank
SENECA NATIONAL BANK

Brochures have been mailed and given to our customers. The brochures explain in detail about Online Banking and its many uses.

PEOPLES
BANCORPORATION, INC.
And Subsidiaries

FINANCIAL HIGHLIGHTS

(All amounts, except per share data, in thousands)

	1998	1999	2000	2001	2002	2003	2004
Balance Sheet							
Total Assets	$ 151,671	$ 213,913	$ 259,500	$ 312,166	$ 416,122	$ 421,756	$ 429,796
Total Deposits	120,100	168,776	205,634	236,802	328,174	353,329	346,145
Total Loans (net)	86,924	140,336	183,003	210,248	247,637	292,814	322,212
Investment Securities	36,099	35,654	36,515	35,493	86,170	86,493	71,247
Total Earning Assets	142,097	198,480	239,756	296,181	394,351	399,925	400,809
Shareholders' Equity	22,471	23,346	25,815	28,551	32,747	36,161	38,240
Income Statement							
Net Interest Income	$ 5,327	$ 7,455	$ 9,561	$ 9,899	$ 12,609	$ 13,381	$ 14,622
Provision For Loan Losses	194	571	681	892	944	1,106	589
Other Operating Income	1,224	1,768	2,631	5,267	6,564	10,302	4,996
Other Operating Expenses	4,475	6,534	7,803	9,567	11,380	14,665	13,847
Income Before Taxes	1,882	2,118	3,708	4,707	6,849	7,912	5,182
Incomes Taxes	621	743	1,277	1,638	2,466	2,868	1,654
Net Income	1,261	1,375	2,431	3,069	4,383	5,044	3,528
Basic Income per Common Share*	$ 0.28	$ 0.24	$ 0.42	$ 0.53	$ 0.75	$ 0.87	$ 0.61
Performance Ratios							
Return On Average Assets	0.96%	0.74%	1.01%	1.07%	1.21%	1.18%	0.82%
Return On Average Equity	8.71%	5.91%	9.78%	11.31%	14.49%	14.52%	9.45%

** Per share data has been restated to reflect 5% stock dividends in 1998, 1999, 2000, 2001, 2002, 2003 and 2004 and the three-for-two stock split in 2004.*

CORPORATE INFORMATION

Corporate Headquarters:
Peoples Bancorporation, Inc
1818 E. Main Street
Easley, South Carolina 29640
864-859-2265
www.peoplesbc.com

Transfer Agent:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948
Email: info@rtco.com
Website: www.rtco.com

Investor Relations:
Patricia A. Jensen,
Senior Vice President -
Peoples Bancorporation, Inc.
P. O. Box 1989
Easley, South Carolina 29641
864-850-5153
Email: patti.jensen@peoplesbc.com

Stock Exchange: Ticker Symbol - PBCE.OB

Annual Shareholders Meeting: May 19, 2005 • Peoples Bancorporation Boardroom • 1814 E. Main St., Easley, SC 29640

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc.
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis LLC

Greenville, South Carolina
January 28, 2005

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share information)

– Assets –

	December 31, 2004	December 31, 2003
CASH AND DUE FROM BANKS	$ 8,630	$ 9,164
INTEREST-BEARING DEPOSITS IN OTHER BANKS	1,028	214
FEDERAL FUNDS SOLD	2,631	11,865
Total cash and cash equivalents	12,289	21,243
SECURITIES		
Available for sale	62,052	78,714
Held for investment (fair value of $7,451 (2004) and $5,752 (2003))	7,386	5,632
Other investments, at cost	1,809	2,147
MORTGAGE LOANS HELD FOR SALE	-	5,101
LOANS (less allowance for loan losses of $3,691 (2004) and $3,438 (2003))	322,212	292,814
PREMISES AND EQUIPMENT, net of accumulated depreciation	11,075	10,231
ACCRUED INTEREST RECEIVABLE	1,830	1,821
CASH SURRENDER VALUE OF LIFE INSURANCE	9,049	2,294
OTHER ASSETS	2,094	1,759
TOTAL ASSETS	**$ 429,796**	**$ 421,756**

– Liabilities And Shareholders' Equity –

	December 31, 2004	December 31, 2003
DEPOSITS		
Noninterest-bearing	$ 51,507	$ 42,289
Interest-bearing	294,638	311,040
Total deposits	346,145	353,329
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	33,953	24,390
FEDERAL FUNDS PURCHASED	572	-
ADVANCES FROM FEDERAL HOME LOAN BANK	8,500	5,000
ACCRUED INTEREST PAYABLE	1,154	1,604
OTHER LIABILITIES	1,232	1,272
Total liabilities	391,556	385,595
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Common stock - 15,000,000 shares authorized; $1.11 par value per share; 5,822,608 (2004) shares and 5,523,842 (2003) shares issued and outstanding	6,463	6,131
Additional paid-in capital	32,237	29,524
Retained earnings	-	444
Accumulated other comprehensive income (loss)	(460)	62
Total shareholders' equity	38,240	36,161
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 429,796**	**$ 421,756**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except per share information)

	For The Years Ended December 31, 2004	2003	2002
INTEREST INCOME			
Interest and fees on loans	$ 18,867	$ 18,155	$ 17,433
Interest on securities			
Taxable	1,875	2,396	2,647
Tax-exempt	233	180	151
Interest on federal funds sold	88	176	375
Total interest income	21,063	20,907	20,606
INTEREST EXPENSE			
Interest on deposits	5,828	6,858	7,224
Interest on federal funds purchased and securities sold under repurchase agreements	348	391	511
Interest on advances from Federal Home Loan Bank	265	277	262
Total interest expense	6,441	7,526	7,997
Net interest income	14,622	13,381	12,609
PROVISION FOR LOAN LOSSES	589	1,106	944
Net interest income after provision for loan losses	14,033	12,275	11,665
NONINTEREST INCOME			
Service fees and other	3,161	2,646	2,302
Gain on sale of mortgage loans held for sale	1,707	7,643	4,221
Gain on sale of securities available for sale	128	13	41
Total noninterest income	4,996	10,302	6,564
NONINTEREST EXPENSES			
Salaries and benefits	8,167	8,944	6,768
Occupancy	668	609	548
Equipment	1,290	1,151	820
Marketing and advertising	297	392	333
Communications	206	272	235
Printing and supplies	208	275	275
Bank paid loan costs	310	457	620
Other post employment benefits	495	174	55
Directors fees	276	278	216
Other operating	1,930	2,113	1,510
Total noninterest expenses	13,847	14,665	11,380
Income before income taxes	5,182	7,912	6,849
PROVISION FOR INCOME TAXES	1,654	2,868	2,466
NET INCOME	**$ 3,528**	**$ 5,044**	**$ 4,383**
BASIC NET INCOME PER COMMON SHARE	**$ 0.61**	**$ 0.87**	**$ 0.75**
DILUTED NET INCOME PER COMMON SHARE	**$ 0.58**	**$ 0.84**	**$ 0.73**

The accompanying notes are an integral part of these consolidated financial statements.

For the years ended December 31, 2004, 2003 and 2002
(Amounts in thousands except share information)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Share-holders' Equity
BALANCE, DECEMBER 31, 2001	4,979,176	$ 5,540	$ 22,805	$ 32	$ 174	$ 28,551
Net income	-	-	-	4,383	-	4,383
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale, net of income taxes of $277	-	-	-	-	537	537
Less reclassification adjustment for gains included in net income, net of income taxes of $14	-	-	-	-	(26)	(26)
Comprehensive income						4,894
Stock dividend (5%)	262,302	278	2,903	(3,181)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(10)	-	(10)
Cash dividends ($.23 per share)	-	-	-	(778)	-	(778)
Proceeds from stock options exercised	20,099	21	69	-	-	90
BALANCE, DECEMBER 31, 2002	5,261,577	5,839	25,777	446	685	32,747
Net income	-	-	-	5,044	-	5,044
Other comprehensive income, net of tax:						
Unrealized holding losses on securities available for sale, net of income taxes of $316	-	-	-	-	(614)	(614)
Less reclassification adjustment for gains included in net income, net of income taxes of $4	-	-	-	-	(9)	(9)
Comprehensive income						4,421
Stock dividend (5%)	262,265	292	3,747	(4,039)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(13)	-	(13)
Cash dividends ($.28 per share)	-	-	-	(994)	-	(994)
BALANCE, DECEMBER 31, 2003	5,523,842	6,131	29,524	444	62	36,161
Net income	-	-	-	3,528	-	3,528
Other comprehensive income, net of tax:						
Unrealized holding losses on securities available for sale, net of income taxes of $224	-	-	-	-	(438)	(438)
Less reclassification adjustment for gains included in net income, net of income taxes of $44	-	-	-	-	(84)	(84)
Comprehensive income						3,006
Stock dividend (5%)	276,423	307	2,594	(2,901)	-	-
Cash in lieu of fractional shares on 3-for-2 stock split	-	-	-	(7)	-	(7)
Cash in lieu of fractional shares on stock dividend	-	-	-	(13)	-	(13)
Cash dividends ($.26 per share)	-	-	-	(1,051)	-	(1,051)
Proceeds from stock options exercised	22,343	25	119	-	-	144
BALANCE, DECEMBER 31, 2004	**5,822,608**	**$ 6,463**	**$ 32,237**	**$ -**	**$ (460)**	**$ 38,240**

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)

	For The Years Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,528	$ 5,044	$ 4,383
Adjustments to reconcile net income to net cash provided by (used for) operating activities			
(Gain) loss on sale of premises and equipment	(20)	(12)	53
Gain on sale of mortgage loans held for sale	(1,707)	(7,643)	(4,221)
Gain on sale of securities available for sale	(128)	(13)	(41)
Provision for loan losses	589	1,106	944
Benefit from deferred income taxes	(209)	(97)	(34)
Depreciation	1,075	967	614
Amortization and accretion (net) of premiums and discounts on securities	168	369	133
Origination of mortgage loans held for sale	(149,881)	(417,808)	(400,545)
Sale of mortgage loans held for sale	156,689	475,416	390,665
(Increase) decrease in accrued interest receivable	(9)	155	(293)
(Increase) decrease in other assets	(558)	(421)	416
Increase (decrease) in accrued interest payable	(450)	29	357
Increase in other liabilities	57	354	284
Net cash provided by (used for) operating activities	9,144	57,446	(7,285)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities held for investment	(2,302)	(1,308)	(784)
Purchases of securities available for sale	(25,375)	(83,094)	(102,704)
Sales (purchases) of other investments	338	(263)	(69)
Proceeds from principle pay downs on securities available for sale	4,879	15,891	8,280
Proceeds from the maturities and calls of securities available for sale	26,325	59,778	38,242
Proceeds from the sale of securities available for sale	10,028	6,999	5,790
Proceeds from maturity of securities held for investment	510	375	1,250
Investment in life insurance policies	(6,755)	-	(800)
Net increase in loans	(29,371)	(46,283)	(38,333)
Proceeds from the sale of premises and equipment	53	24	113
Purchase of premises and equipment	(1,952)	(1,671)	(2,358)
Net cash used for investing activities	(23,622)	(49,552)	(91,373)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	(7,184)	25,155	91,372
Net increase in federal funds purchased	572	-	-
Net increase (decrease) in securities sold under repurchase agreements	9,563	(10,941)	14,685
Net increase (decrease) in advances from Federal Home Loan Bank	3,500	(12,000)	(6,985)
Proceeds from the exercise of stock options	144	-	90
Cash dividends paid	(1,051)	(994)	(778)
Cash in lieu of fractional shares on stock dividends and splits	(20)	(13)	(10)
Net cash provided by financing activities	5,524	1,207	98,374
Net increase (decrease) in cash and cash equivalents	(8,954)	9,101	(284)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,243	12,142	12,426
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 12,289**	**$ 21,243**	**$ 12,142**
CASH PAID FOR			
Interest	**$ 6,432**	**$ 7,497**	**$ 7,640**
Income taxes	**$ 1,540**	**$ 3,078**	**$ 2,484**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - Summary Of Significant Accounting Policies And Activities

– Principles of consolidation and nature of operations –

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). Bank of Anderson, N. A. and Seneca National Bank commenced operations in the third quarter of 1998 and the first quarter of 1999, respectively. All significant intercompany balances and transactions have been eliminated. The Banks operate under national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency. The Company is subject to regulation by the Federal Reserve Board.

– Estimates –

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

– Concentrations of credit risk –

The Banks make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. The Banks have diversified loan portfolios and borrowers' abilities to repay loans is not dependent upon any specific economic sector.

– Securities –

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 *Accounting for Certain Investments in Debt and Equity Securities*. Debt securities are classified upon purchase as available for sale, held for investment, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held for investment are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held for investment, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

– Loans and interest on loans –

Loans are stated at the principal balance outstanding reduced by the allowance for loan losses. Interest income is recognized over the term of the loan based on the contractual interest rate and the principal balance outstanding.

Loans generally are placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. Interest payments received after a loan is placed on non-accrual status are applied as principal reductions until such time the loan is returned to accrual status. Generally, a loan is returned to accrual status when the loan is brought current and the collectibility of principal and interest no longer is in doubt.

– Allowance for loan losses –

The Company provides for loan losses using the allowance method. Provisions for loan losses are added to the allowance through charges to operating expenses. Loans which are determined to be uncollectible are charged against the allowance and recoveries on loans previously charged off are added to the allowance. The provision for loan losses is the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing and anticipated economic conditions. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

A loan is considered to be impaired when full payment according to the terms of the loan agreement is not probable or when the terms of a loan are modified. The fair value of impaired loans may be determined based upon the present value of expected cash flows discounted at the loan's effective interest rate, the market price of the loan, if available, or value of the underlying collateral if the loan is collateral-dependent. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged-off.

NOTE 1 - Summary Of Significant Accounting Policies And Activities, Continued

– Mortgage loans held for sale –

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. Gains and losses on sales of loans are recognized when the loans are sold to secondary market investors. During 2004, the Company reduced its origination and sale of loans in the secondary market.

– Premises and equipment –

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

– Non-performing assets –

Loans are placed in a non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

– Other real estate owned –

Other real estate owned represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense. At December 31, 2004 and 2003 real estate owned by the Company totaled $756,000 and $517,000, respectively, and is included in other assets. During 2004 and 2003, the Company transferred loans to real estate acquired in foreclosure of $616,000 and $450,000, respectively. At December 31, 2004 and 2003, the Company recorded no allowance related to its other real estate owned.

– Advertising and public relations expense –

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

– Income taxes –

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in SFAS No. 109, *Accounting for Income Taxes.*

– Statements of cash flows –

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks," "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

– Reclassifications –

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported net income or shareholders' equity.

– Risk and uncertainties –

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

NOTE 1 - Summary Of Significant Accounting Policies And Activities, Continued

– Stock option compensation plans –

The Company has a stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The outstanding options become exercisable in various increments beginning on the date of grant and expiring ten years from the date of grant. The Company also has a directors' stock option plan through which non-employee directors of the Company shall be granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date.

The Company accounts for the plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

(Tabular amounts in thousands, except per share information):	For The Years Ended December 31, 2004	2003	2002
Net income, as reported	$ 3,528	$ 5,044	$ 4,383
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(120)	(109)	(45)
Pro forma net income	**$ 3,408**	**$ 4,935**	**$ 4,338**
Net income per common share			
Basic - as reported	**$ 0.61**	**$ 0.87**	**$ 0.75**
Basic - pro forma	**$ 0.59**	**$ 0.85**	**$ 0.75**
Diluted - as reported	**$ 0.58**	**$ 0.84**	**$ 0.73**
Diluted - pro forma	**$ 0.57**	**$ 0.82**	**$ 0.72**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2004, 2003 and 2002: dividend yields from $.23 to $.28 per share, expected volatility from 5 to 27 percent, risk-free interest rates from 4.5 to 6.5 percent, and expected life of 10 years.

– Recently issued accounting pronouncements –

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after June 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed.
The FASB staff has issued a proposed Board-directed FASB Staff Position ("FSP"), FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1." The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company's financial position or results of operations.

NOTE 1 - Summary Of Significant Accounting Policies And Activities, Continued

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, *Application of Accounting Principles to Loan Commitments*, to inform registrants of the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

Other accounting standards that have been issued or proposed by the Public Company Accounting Oversight Board ("PCAOB") or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - Restrictions On Cash And Due From Banks

The Banks are required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of reserve balances maintained by the Banks at December 31, 2004 and 2003 were approximately $2,934,000 and $3,533,000, respectively.

NOTE 3 - Securities

Securities are summarized as follows as of December 31 *(tabular amounts in thousands)*:

2004

Securities Available For Sale:	Amortized Cost	Unrealized Holdings Gains	Unrealized Holdings Losses	Fair Value
OBLIGATIONS OF U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing within one year	$ 500	$ -	$ 7	$ 493
Maturing after one but within five years	47,953	-	593	47,360
	48,453	-	600	47,853
MORTGAGE-BACKED SECURITIES				
Maturing after one but within five years	1,546	3	6	1,543
Maturing after five but within ten years	9,532	13	121	9,424
Maturing after ten years	3,218	17	3	3,232
	14,296	33	130	14,199
Total securities available for sale	**$ 62,749**	**$ 33**	**$ 730**	**$ 62,052**

Securities Held For Investment:	Amortized Cost	Unrealized Holdings Gains	Unrealized Holdings Losses	Fair Value
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 1,056	$ 9	$ -	$ 1,065
Maturing after one but within five years	3,145	69	-	3,214
Maturing after five but within ten years	2,980	27	39	2,968
Maturing after ten years	205	-	1	204
	$ 7,386	**$ 105**	**$ 40**	**$ 7,451**

2003

Securities Available For Sale:	Amortized Cost	Unrealized Holdings Gains	Unrealized Holdings Losses	Fair Value
OBLIGATIONS OF U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing after one but within five years	$ 53,024	$ 57	$ 256	$ 52,825
MORTGAGE-BACKED SECURITIES				
Maturing after one but within five years	5,075	46	5	5,116
Maturing after five but within ten years	13,540	103	59	13,584
Maturing after ten years	6,981	208	-	7,189
	25,596	357	64	25,889
Total securities available for sale	**$ 78,620**	**$ 414**	**$ 320**	**$ 78,714**

NOTE 3 - Securities, Continued

Securities Held For Investment:

	2003			
	Amortized Cost	Unrealized Holdings Gains	Unrealized Holdings Losses	Fair Value
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 510	$ 10	$ -	$ 520
Maturing after one but within five years	2,600	91	1	2,690
Maturing after five but within ten years	2,422	21	4	2,439
Maturing after ten years	100	3	-	103
	$ 5,632	**$ 125**	**$ 5**	**$ 5,752**

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

Securities Available For Sale: *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months Or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government agencies and corporations	$ 42,428	$ 525	$ 4,175	$ 75	$ 46,603	$ 600
Mortgage-backed securities	7,017	86	2,069	44	9,086	130
Total	**$ 49,445**	**$ 611**	**$ 6,244**	**$ 119**	**$ 55,689**	**$ 730**

Ten individual securities were in a continuous loss position for twelve months or more.

Securities Held For Investment: *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months Or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and political subdivisions	$ 1,719	$ 40	$ -	$ -	$ 1,719	$ 40
Total	**$ 1,719**	**$ 40**	**$ -**	**$ -**	**$ 1,719**	**$ 40**

The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered to be other-than-temporary.

– Other Investments, At Cost –

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB"), the Federal Reserve Bank, and the Bankers Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. The Company's investments in stock are carried at par value and are summarized below *(tabular amounts in thousands):*

	December 31,	
	2004	2003
Federal Reserve Bank	$ 396	$ 396
FHLB	1,269	1,607
Bankers Bank	144	144
	$ 1,809	**$ 2,147**

Securities with carrying amounts of $57,887,000 and $48,851,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - Loans And Allowance For Loan Losses

Loans are summarized as follows *(tabular amounts in thousands):*

	December 31, 2004	December 31, 2003
Commercial and industrial - not secured by real estate	$ 39,723	$ 44,306
Commercial and industrial - secured by real estate	95,965	84,805
Residential real estate - mortgage	105,580	90,299
Residential real estate - construction	63,380	55,139
Loans to individuals for household, family and other personal expenditures	21,255	21,703
	325,903	296,252
Less allowance for loan losses	3,691	3,438
	$ 322,212	**$ 292,814**

The composition of gross loans by rate type is as follows *(tabular amounts in thousands):*

	December 31, 2004	December 31, 2003
Variable-rate loans	$ 167,430	$ 153,541
Fixed-rate loans	158,473	142,711
	$ 325,903	**$ 296,252**

Changes in the allowance for loan losses were as follows *(tabular amounts in thousands):*

	For The Years Ended December 31, 2004	2003	2002
BALANCE, BEGINNING OF YEAR	$ 3,438	$ 2,850	$ 2,288
Provision for loan losses	589	1,106	944
Loans charged off	448	565	410
Loans recovered	112	47	28
BALANCE, END OF YEAR	**$ 3,691**	**$ 3,438**	**$ 2,850**

At December 31, 2004 and 2003 nonaccrual loans amounted to $670,000 and $829,000, respectively. Foregone interest income was approximately $46,000, $101,000, and $76,000 on nonaccrual loans for 2004, 2003 and 2002, respectively. There were no imparied loans at December 31, 2004 and 2003.

NOTE 5 - Premises And Equipment

The principal categories and estimated useful lives of premises and equipment are summarized below *(tabular amounts in thousands):*

	Estimated Useful Lives	December 31, 2004	December 31, 2003
Land		$ 2,145	$ 2,122
Building and improvements	15 - 40 years	7,369	6,262
Furniture, fixtures and equipment	3 - 10 years	7,082	6,365
		16,596	14,749
Less accumulated depreciation		5,521	4,518
		$ 11,075	**$ 10,231**

Depreciation expense of approximately $1,075,000, $967,000, and $614,000 for 2004, 2003 and 2002, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

NOTE 6 - Deposits

The composition of deposits is as follows *(tabular amounts in thousands):*

	December 31, 2004	December 31, 2003
Demand deposits, noninterest-bearing	$ 51,507	$ 42,288
NOW and money market accounts	95,604	94,812
Savings deposits	11,964	10,377
Time certificates, $100,000 or more	81,015	114,075
Other time certificates	106,055	91,777
Total	**$ 346,145**	**$ 353,329**

NOTE 6 - Deposits, Continued

The amounts and scheduled maturities of deposits are as follows *(tabular amounts in thousands)*:

	December 31, 2004	December 31, 2003
Time certificates maturing		
Within one year	$ 110,298	$ 135,318
After one but within two years	41,786	37,734
After two but within three years	32,385	25,119
After three but within four years	1,780	5,737
After four years	821	1,944
	187,070	205,852
Transaction and savings accounts	159,075	147,477
	$ 346,145	**$ 353,329**

Certificates of deposit in excess of $100,000 totaled approximately $81,015,000 and $114,075,000 at December 31, 2004 and 2003, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $2,422,000 in 2004, $2,247,000 in 2003, and $2,197,000 in 2002.

The Banks had no time certificates from customers outside their market areas, at December 31, 2004 and 2003, respectively.

NOTE 7 - Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are summarized as follows *(tabular amounts in thousands)*:

	December 31, 2004	December 31, 2003
U. S. Government securities with an amortized cost of $48,768,000 ($48,322,000 fair value) and $40,528,000 ($40,676,000 fair value) at December 31, 2004 and 2003, respectively, collateralize the agreements.	**$ 33,953**	**$ 24,390**

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 1.07 and 1.34 percent for 2004 and 2003, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $31,856,000, $28,783,000, during 2004 and 2003, respectively. The maximum amounts outstanding at any month-end were $36,243,000 and $33,035,000 during 2004 and 2003, respectively.

NOTE 8 - Advances From Federal Home Loan Bank

The Banks had advances aggregating $8,500,000 and $5,000,000 at December 31, 2004 and 2003, respectively. At December 31, 2004, the Banks had $3,500,000 of advances at interest rates of 1.63 percent and which matured daily. At December 31, 2004 and 2003, $5,000,000 of the advances were bearing interest at 4.82 percent and scheduled to mature in December 2010. At December 31, 2004 and 2003, the advances were collateralized by qualifying mortgage loans aggregating approximately $61,445,000 and $59,983,000, respectively, and by FHLB stock owned by all three Banks. Additional borrowings under similar terms are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 - Unused Lines Of Credit

The Banks have unused short-term lines of credit to purchase federal funds from unrelated banks totaling $30,178,000 at December 31, 2004. These lines of credit are available on a one to seven day basis for general corporate purposes.

The Peoples National Bank has the ability to borrow an additional $33,090,000 or 13.7 percent of total assets from the FHLB as of December 31, 2004. The Bank of Anderson, N.A. has the ability to borrow an additional $17,449,000 or 12.3 percent of total assets, and the Seneca National Bank has the ability to borrow an additional $2,406,000 or 5.1 percent of total assets. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 10 - Income Taxes

Provision for income taxes consists of the following *(tabular amounts in thousands)*:

	For The Years Ended December 31, 2004	2003	2002
Current tax provision			
Federal	$ 1,703	$ 2,736	$ 2,299
State	160	229	201
Total current taxes	1,863	2,965	2,500
Deferred tax benefit	(209)	(97)	(34)
	$ 1,654	**$ 2,868**	**$ 2,466**

NOTE 10 - Income Taxes, Continued

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes.

The reasons for these differences are as follows *(tabular amounts in thousands):*

	For The Years Ended December 31,		
	2004	2003	2002
Tax expense at statutory rate	$ 1,762	$ 2,690	$ 2,328
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal benefit	104	149	129
Tax-exempt interest income	(79)	(61)	(51)
Investment in life insurance	(159)	(32)	(22)
Other	26	122	82
Provision for income taxes	**$ 1,654**	**$ 2,868**	**$ 2,466**

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. Management believes that realization of the deferred tax assets is more likely then not and accordingly has not recorded a valuation allowance.

The sources and the cumulative tax effect of temporary differences are as follows *(tabular amounts in thousands):*

	December 31,	
	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 1,255	$ 1,238
Deferred compensation	194	131
Unrealized holding losses on securities available for sale	237	-
Other	48	28
	1,734	1,397
Deferred tax liabilities		
Depreciation	(502)	(611)
Unrealized holding gains on securities available for sale	-	(32)
Net deferred tax assets included in other assets and other liabilities	(502)	(643)
	$ 1,232	**$ 754**

NOTE 11 - Financial Instruments With Off-Balance Sheet Risk

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2004, unfunded commitments to extend credit were $91,847,000. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2004, there were $6,077,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 12 - Legal Contingencies

The Company has, from time to time, various lawsuits and claims arising from the conduct of its business. Such items are not expected to have any material adverse effect on the financial position or results of operations of the Company.

NOTE 13 - Related Party Transactions

At December 31, 2004 and 2003, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $7,533,000 and $7,375,000, respectively. During 2004, $3,506,000 of new loans were made to this group and repayments of $3,348,000 were received. This same group had deposits in the banks of $7,892,000.

NOTE 14 - Common Stock And Earnings Per Share

SFAS No. 128, *Earnings per Share*, requires that the Company present basic and diluted net income per common share. The assumed conversion of stock options creates the difference between basic and diluted net income per common share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income per common share was 5,822,608, 5,523,842 in 2003 and 5,261,577 in 2002. The weighted average number of common shares outstanding for diluted net income per common share was 6,034,430 in 2004, 6,015,832 in 2003, and 5,969,752 in 2002.

The Company declared or issued five percent common stock dividends in 2004, 2003, and 2002. Additionally, the Company effected a 3-for-2 stock split in October 2004. Upon issuance of the 3-for-2 stock split, the Company filed articles of amendment to its Articles of Incorporation increasing its authorized shares from 10,000,000 to 15,000,000 and decreasing its par value from $1.67 per share to $1.11 per share. Net income per common share in prior years has been restated to reflect these transactions.

NOTE 15 - Restriction of Dividends

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Banks. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Banks. At December 31, 2004 the Company did not have any retained earnings.

NOTE 16 - Stock Option Compensation Plans

A summary of the status of the plans as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates is presented below *(all shares have been adjusted for stock dividends and the stock split)*:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	375,800	$ 5.53	364,224	$ 5.09	357,730	$ 4.83
Granted	38,584	15.05	11,576	12.10	28,651	10.50
Exercised	(23,165)	6.21	-	-	(22,157)	4.04
Forfeited or expired	-	-	-	-	-	-
Outstanding at end of year	**391,219**	$ 6.50	**375,800**	$ 5.53	**364,224**	$ 5.09
Options exercisable at year-end	391,219		360,275		335,433	
Weighted-average fair value of options granted during the year	$ 5.51		$ 8.87		$ 6.79	
Shares available for grant	387,630		426,965		438,541	

The following table summarizes information at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.35	68,622	.5 years	$ 2.35	68,622	$ 2.35
4.06	144,004	2.3	4.06	144,004	4.06
6.19	3,150	3.3	6.19	3,150	6.19
6.17	31,636	3.6	6.17	31,636	6.17
6.17	14,745	3.8	6.17	14,745	6.17
7.49	9,018	4.3	7.49	9,018	7.49
9.43	14,310	4.3	9.43	14,310	9.43
9.88	8,199	5.1	9.88	5,738	9.88
8.92	2,733	5.3	8.92	1,913	8.92
8.79	13,650	5.4	8.79	13,650	8.79
8.78	1,822	5.2	8.78	1,275	8.78
8.78	3,644	5.7	8.78	2,550	8.78
10.24	13,872	6.4	10.24	13,872	10.24
10.80	12,409	6.6	10.80	6,138	10.80
12.11	11,564	7.4	12.11	11,564	12.11
14.93	34,691	8.4	14.93	16,487	14.93
15.87	1,575	8.7	15.87	394	15.87
17.05	1,575	8.8	17.05	394	17.05
	391,219			**359,460**	

NOTE 16 - Stock Option Compensation Plans, Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2004, 2003 and 2002: dividend yields from $.23 to $.28 per share, expected volatility from 5 to 27 percent, risk-free interest rates from 4.5 to 6.5 percent, and expected life of 10 years.

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE 17 - Employee Benefit Plans

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to fifty percent of the first six percent of such contributions, subject to certain adjustments and limitations. Contributions to the plan of $136,526, $135,619, and $111,207 were charged to operations during 2004, 2003 and 2002, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of The Peoples National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The Company recorded expense related to these benefits of $495,210, $173,997, and $54,573 in 2004, 2003, and 2002, respectively.

NOTE 18 - Regulatory Matters

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2004, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Banks' categories. The Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	ratio	Amount	Ratio
			(amounts in thousands)			
Peoples Bancorporation, Inc.						
As of December 31, 2004						
Total Capital (to risk-weighted assets)	$ 42,382	12.35%	$ 27,454	8.00%	$ 34,317	10.00%
Tier I Capital (to risk-weighted assets)	38,700	11.27	13,736	4.00	20,603	6.00
Tier I Capital (to average assets)	38,700	8.92	17,354	4.00	21,693	5.00
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 39,537	12.37%	$ 25,570	8.00%	$ 31,962	10.00%
Tier I Capital (to risk-weighted assets)	36,099	11.30	12,778	4.00	19,168	6.00
Tier I Capital (to average assets)	36,099	8.46	17,068	4.00	21,335	5.00
The Peoples National Bank						
As of December 31, 2004						
Total Capital (to risk-weighted assets)	$ 24,570	12.61%	$ 15,588	8.00%	$ 19,485	10.00%
Tier I Capital (to risk-weighted assets)	22,541	11.57	7,793	4.00	11,689	6.00
Tier I Capital (to average assets)	22,541	9.10	9,908	4.00	12,385	5.00
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 23,564	12.58%	$ 14,985	8.00%	$ 18,731	10.00%
Tier I Capital (to risk-weighted assets)	21,483	11.47	7,492	4.00	11,238	6.00
Tier I Capital (to average assets)	21,483	8.47	10,145	4.00	12,682	5.00

NOTE 18 - Regulatory Matters, Continued

	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	ratio	Amount	Ratio
			(amounts in thousands)			
Bank of Anderson, N.A.						
As of December 31, 2004						
Total Capital (to risk-weighted assets)	$ 11,325	10.26%	$ 8,830	8.00%	$ 11,038	10.00%
Tier I Capital (to risk-weighted assets)	10,149	9.19	4,417	4.00	6,626	6.00
Tier I Capital (to average assets)	10,149	7.21	5,631	4.00	7,038	5.00
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 9,972	10.61%	$ 7,519	8.00%	$ 9,399	10.00%
Tier I Capital (to risk-weighted assets)	9,045	9.63	3,757	4.00	5,635	6.00
Tier I Capital (to average assets)	9,045	7.17	5,046	4.00	6,308	5.00
Seneca National Bank						
As of December 31, 2004						
Total Capital (to risk-weighted assets)	$ 4,794	12.59%	$ 3,046	8.00%	$ 3,808	10.00%
Tier I Capital (to risk-weighted assets)	4,318	11.34	1,523	4.00	2,285	6.00
Tier I Capital (to average assets)	4,318	9.11	1,895	4.00	2,369	5.00
As of December 31, 2003						
Total Capital (to risk-weighted assets)	$ 4,411	11.79%	$ 2,993	8.00%	$ 3,741	10.00%
Tier I Capital (to risk-weighted assets)	3,981	10.64	1,497	4.00	2,245	6.00
Tier I Capital (to average assets)	3,981	7.92	2,011	4.00	2,513	5.00

NOTE 19 - Fair Value Of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold and purchased.

Securities are valued using quoted fair market prices. Other investments are valued at par value.

Fair value for variable rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for long-term FHLB advances is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

Fair value of off-balance sheet instruments are based on fees currently charged to enter into similar arrangements; taking into account the remaining terms of the agreement and the counterparties' credit standing.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

NOTE 19 - Fair Value Of Financial Instruments, Continued

The estimated fair values of the Company's financial instruments are as follows *(amounts in thousands)*:

	December 31,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 8,630	$ 8,630	$ 9,164	$ 9,164
Interest-bearing deposits in other banks	1,028	1,028	214	214
Federal funds sold	2,631	2,631	11,865	11,865
Securities available for sale	62,052	62,052	78,714	78,714
Securities held for investment	7,386	7,451	5,632	5,752
Other investments	1,809	1,809	2,147	2,147
Mortgage loans held for sale	-	-	5,101	5,101
Loans (gross)	325,903	322,090	296,252	295,423
Financial liabilities:				
Deposits	346,145	349,592	353,329	357,161
Securities sold under repurchase agreements	33,953	33,953	24,390	24,390
Federal funds purchased	572	572	-	-
Advances from Federal Home Loan Bank	8,500	8,500	5,000	5,000
	Notional Or Contract Amount	**Fair Value**	**Notional Or Contract Amount**	**Fair Value**
Financial instruments with off-balance sheet risk:				
Commitments to extend credit	$ 91,847	$ -	$ 84,557	$ -
Standby letters of credit	6,077	-	4,453	-

NOTE 20 - Condensed Financial Information

Following is condensed financial information of Peoples Bancorporation, Inc. *(parent company only) (amounts in thousands)*:

Condensed Balance Sheets

	December 31,	
	2004	2003
ASSETS		
Cash	$ 1,701	$ 556
Due from subsidiaries	-	259
Investment in bank subsidiaries	36,680	34,895
Other assets	199	667
TOTAL ASSETS	**$ 38,580**	**$ 36,377**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 340	$ 216
Shareholders' equity	38,240	36,161
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 38,580**	**$ 36,377**

NOTE 20 - Condensed Financial Information, Continued

Condensed Statements Of Income

	For The Years Ended December 31,		
	2004	**2003**	**2002**
INCOME			
Fees and dividends from subsidiaries	$ 4,271	$ 3,861	$ 3,199
Other income	-	-	94
	4,271	3,861	3,293
EXPENSES			
Salaries and benefits	2,205	1,996	1,692
Occupancy	22	22	88
Equipment	298	233	168
Other operating	706	675	683
	3,231	2,926	2,631
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARIES	2,478	4,091	3,683
Income before income taxes	3,518	5,026	4,345
INCOME TAX BENEFIT	(10)	(18)	(38)
NET INCOME	**$ 3,528**	**$ 5,044**	**$ 4,383**

Condensed Statements Of Cash Flows

	For The Years Ended December 31,		
	2004	**2003**	**2002**
OPERATING ACTIVITIES			
Net income	$ 3,528	$ 5,044	$ 4,383
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiaries	(2,478)	(4,091)	(3,683)
Depreciation	-	-	28
Amortization	-	-	2
(Increase) decrease in other assets	706	(120)	(198)
Increase (decrease) in other liabilities	124	(21)	54
Net cash provided by operating activities	1,880	812	586
INVESTING ACTIVITIES			
Investment in bank subsidiaries	-	-	(1,500)
Proceeds from the sale of premises and equipment	-	-	1,823
Net cash provided by investing activities	-	-	323
FINANCING ACTIVITIES			
Proceeds from the exercise of stock options	144	-	90
Cash dividends	(1,051)	(994)	(778)
Cash in lieu of fractional shares on stock dividends and splits	(20)	(13)	(10)
Proceeds (repayment) of advances from subsidiaries	192	131	(257)
Net cash used for financing activities	(735)	(876)	(955)
Net decrease in cash	1,145	(64)	(46)
CASH, BEGINNING OF YEAR	556	620	666
CASH, END OF YEAR	**$ 1,701**	**$ 556**	**$ 620**

NOTE 21 - Quarterly Financial Data (Unaudited)

Unaudited condensed financial data by quarter for 2004 and 2003 is as follows *(amounts, except share data, in thousands)*:

– 2004 –

	Quarter Ended			
	March 31	June 30	September 30	December 31
Interest income	$ 5,083	$ 5,113	$ 5,324	$ 5,543
Interest expense	1,650	1,583	1,584	1,624
Net interest income	3,433	3,530	3,740	3,919
Provision for loan losses	130	153	153	153
Net interest income after provision for loan losses	3,303	3,377	3,587	3,766
Noninterest income	1,303	1,530	1,193	970
Noninterest expenses	3,792	3,456	3,298	3,301
Income before income taxes	814	1,451	1,482	1,435
Provision for income taxes	273	454	460	467
Net income	**$ 541**	**$ 997**	**$ 1,022**	**$ 968**
Basic net income per common share (1) (2)	**$ 0.09**	**$ 0.17**	**$ 0.18**	**$ 0.17**
Diluted net income per common share (1) (2)	**$ 0.09**	**$ 0.17**	**$ 0.17**	**$ 0.15**
Basic weighted-average shares outstanding (1) (2)	**5,800,338**	**5,800,338**	**5,810,581**	**5,814,744**
Diluted weighted-average shares outstanding (1) (2)	**6,038,104**	**6,030,254**	**6,057,123**	**6,079,581**

– 2003 –

	Quarter Ended			
	March 31	June 30	September 30	December 31
Interest income	$ 5,325	$ 5,196	$ 5,236	$ 5,150
Interest expense	1,936	1,915	1,872	1,803
Net interest income	3,389	3,281	3,364	3,347
Provision for loan losses	129	329	549	99
Net interest income after provision for loan losses	3,260	2,952	2,815	3,248
Noninterest income	2,734	3,432	3,112	1,024
Noninterest expenses	3,394	3,530	3,873	3,868
Income before income taxes	2,600	2,854	2,054	404
Provision for income taxes	943	1,043	749	133
Net income	**$ 1,657**	**$ 1,811**	**$ 1,305**	**$ 271**
Basic net income per common share (1) (2)	**$ 0.29**	**$ 0.31**	**$ 0.23**	**$ 0.05**
Diluted net income per common share (1) (2)	**$ 0.28**	**$ 0.30**	**$ 0.22**	**$ 0.05**
Basic weighted-average shares outstanding (1) (2)	**5,801,209**	**5,801,209**	**5,801,209**	**5,800,338**
Diluted weighted-average shares outstanding (1) (2)	**6,005,456**	**6,000,244**	**6,030,724**	**6,031,919**

(1) Per share data has been restated to reflect the 3-for-2 stock split.

(2) Per share data has been restated to reflect 5 percent stock dividends.

The Peoples National Bank And Boy Scouts Of America





Helping Boys Master
Life Long
Leadership Skills



c h a r a c t e r

When asked what he believes is the most rewarding aspect of his long association with the Blue Ridge Council of the Boy Scouts, Alex Dye, Peoples Director of Expansion and Development responds, "It's all about helping these boys learn how to become leaders. What we teach them is to be prepared for anything, to think ahead and to plan."

Since 1995, Alex has been a Leader for Troop 26, serving the past six years as Scoutmaster. His troop of fifteen boys, grades 6-12, meets once a week plus participates in a variety of monthly outings, including camping trips, group activities and community service projects. In recognition of his dedication to the Scouting program, Alex recently received the Good Shepherd Award from P.R.A.Y. - Programs of Religious Activities with Youth.



Pictured with Alex (right) is Luke Sparrow, Pickens County Representative. Says Luke, "The Boy Scouts are aimed at developing character."

Another Scout Leader veteran at Peoples National Bank is Patti Jensen, Senior Vice President and Controller. Patti served many years as the Cubmaster for Pack 33. She also believes Scouting helps build tomorrow's leaders. "It's definitely about character building and instilling moral values. With Scouting, the types of skills our boys learn are the kind they keep and can use for the rest of their lives."

According to Luke Sparrow, Boy Scouts Pickens County Representative, "It's dedicated individuals like Patti and Alex that are invaluable to the Scouting program."

"We are an organization made up of volunteers. We couldn't function without the commitment of people like our Scout Leaders who give up their time every single week to go to a Troop meeting, camp out on the weekends, partake in community service projects throughout the year, and to provide all the programs for the kids," adds Sparrow.

Community service is integral to the Scouting program, which goes hand-in-hand with Peoples National Bank's own commitment to community-oriented leadership. "Adopt A Highway" is one of the projects Troop 26 recently undertook, cleaning up a two-mile stretch of McAlister Road in Easley. There is also "Scouting For Food Day" where both Cub Scouts and Boy Scouts go door-to-door and collect bags of food for local soup kitchens and food banks.

"Our goal," explains Alex, "is to teach these boys to think about others rather than themselves. It's all about giving back to the community."

For more information call Boy Scouts of America - Blue Ridge Council: 864-233-8363 • www.blueridgecouncil.org

Bank Of Anderson And Hospice Of The Upstate


Anderson County

A Team Effort





relationships

Bank of Anderson's close and ongoing relationship with Hospice of the Upstate literally started with a book, *Anderson County: A Pictorial History.* In 1999 Hurley E. Badders was approached by Donning Company Publishers to update his book that was originally printed twenty years earlier. All that was needed was a financial backer.

Reflects David King, Bank of Anderson president, "We were just getting started ourselves, and the book was a big investment for a small community bank." Bank of Anderson agreed to sponsor the printing with all proceeds going to a very worthy cause, Hospice of the Upstate. Also, Bank of Anderson's own Billy Wilkes, Vice President of Business Development, had been actively involved with Hospice since 1995 and was instrumental in developing Hospice's inpatient services.



Sheryl Ross (left), Pam Melbourne and Mack Cook stand in front of the new addition for Hospice of The Upstate. The addition will have 32 new beds for patients.

"When the time came for Hospice's first building addition, I went straight to David King, to see if Bank of Anderson could provide the loan," explains Billy. The big question: Could a community bank handle a loan of such magnitude? David took matters straight to the top, going directly to Peoples Bancorporation Chairman Bob Dye for help.

Says David, "Always a visionary, Bob was instrumental in making the original loan happen. For a bank as small as we were at the time, it would take a lot of work to get it done. Bob got the entire Peoples Bancorporation family involved in the funding of the Hospice additions. Billy had his answer from Bob in less than twenty-four hours."

"The realization of the loan was truly a team effort," adds Billy. "Bob Dye was a community banker and he saw the importance for this in the community. I can say the very same for David King. He continues Bob's legacy of giving so much back to the community and to Hospice. He not only supports Hospice through the bank but individually. Both he and his wife Sheila lend their help at many Hospice events."

David says, "I've seen first hand just how much Hospice positively impacts patients and their families. Hospice of the Upstate truly provides an invaluable community service, and Bank of Anderson couldn't be more proud to have been able to provide the loans for both the original addition and the upcoming new construction that will double their inpatient capacity."

For more information call Hospice Of The Upstate: 864-224-3358 • 1-800-261-8636 • www.hospicehouse.net



Seneca National Bank And Senior Solutions



Helping Seniors Maintain Their Health And Independence



e n c o u r a g e m e n t

When Executive Director Doug Wright of the Anderson/Oconee Council on Aging approached Cindy Swafford in 2000 to join their Board of Directors, she was more than honored, "I was tickled to death," recalls Cindy.

Cindy had been the legal caregiver for her grandmother for several years, and at one point had been in need of information regarding her loved one's care. After trying several other avenues, she called the Anderson/Oconee Council on Aging. "They were so helpful and gave me just the information I was looking for."



Cindy is pictured with Senior Solutions Executive Director, Doug Wright. Says Doug, "Cindy is not afraid to take the steps to get things done."

Five years later, Cindy not only is still serving on the Board, she is in her first year as Chairperson. Comments Doug Wright, "She has helped bring this organization a long way and has recruited many of the Board's present Directors. She was instrumental in changing our name to 'Senior Solutions' and has worked hard to provide many new programs."

Cindy says she is particularly proud of the Computer Lab being offered in cooperation with students from Clemson University. "We are helping Seniors come into the 21st Century with computer courses that teach email and how to use the Internet."

Another project is the new 60,000 sq. ft. center that opened in Anderson in the Old Market Place Theatres. It features a walking track, exercise facilities, congregate dining, social activities and adult day care. "We have a licensed medical staff on hand to handle seniors requiring all levels of care," explains Cindy.

As Chairperson, Cindy admits to volunteering many hours on behalf of Senior Solutions each week, but she wouldn't have it any other way. Neither would Seneca National Bank. "They have backed me 100%," says Cindy. "All employees are encouraged to become involved in the community." Seneca National Bank has also helped to coordinate several luncheons and trips for Senior Solutions.

She emphasizes, "Senior Solutions offers something for all seniors. Many come to our centers just for the fun and socialization." She estimates that between serving and delivering meals, providing transportation, medication and all the other services activities offered, "Senior Solutions touches about 3,000 people a week." Cindy adds, "If you are aged 60 or older or have a senior in your life you'd like to help, Senior Solutions should be your focal point for services and information."

For more information call Senior Solutions • Oconee: 864-855-1000 • Anderson: 864-225-3370 • www.seniorsolutions-sc.org

The Peoples National Bank Board Of Directors


P

R. RIGGIE RIDGEWAY
President and CEO
Peoples Bancorporation, Inc.,
Peoples National Bank


P

GARNET A. BARNES
President, Barnes Real Estate, Inc.
and Smithfield Development
Interim Chairman
Peoples Bancorporation, Inc.


P

WILLIAM A. CARR
Retired Mayor
City of Easley


P

CHARLES E. DALTON
President and CEO
Blue Ridge Electric
Cooperative, Inc.


P

ROBERT E. DYE, JR.
Senior Vice President
Chief Financial Officer
Peoples Bancorporation, Inc.


P

W. RUTLEDGE GALLOWAY
CEO
Galloway-Bell, Inc.


P

E. SMYTH MCKISSICK, III
President and Treasurer
Alice Manufacturing Co., Inc.
Interim Chairman, Peoples National Bank


P

EUGENE W. MERRITT, JR.
President and Co-owner
Merritt Brothers, Inc.


P

GEORGE B. NALLEY, JR.
Managing Partner
Nalley Commercial Properties


P

NELL W. SMITH
Retired
S. C. State Senate


P

A. J. THOMPSON, JR., M.D.
Ophthalmologist
President KTC, Founding Partner
of The Reserve at Lake Keowee

P Denotes Director of Peoples Bancorporation, Inc.

The Peoples National Bank Pickens Advisory Board



JOHN E. SPARKS
Senior Vice President
City Executive, Pickens
Peoples National Bank



PERRY H. GRAVELY
Attorney
Gravely Law Firm, P.A.



JEFFREY D. HOLDER
President
Jeff Holder Builders, Inc.



JULIUS L. SCIPIO
Minister
Royal Baptist Church



GINGER SELBY
Vice President
Dillard-Selby and Associates, Inc.



RONALD F. WILSON
Retired Athletic Director
and Head Coach
Pickens High School

The Peoples National Bank Powdersville Advisory Board



JAMES E. McWHITE
Senior Vice President
City Executive, Powdersville
Peoples National Bank



RICHARD A. BALES
President
Industrial Service & Supply, Inc.



JEFFREY E. BELL
President
Galloway-Bell, Inc.



STEVEN M. CROWE
President
Greenville Valve and Fitting, Co.



JO ANNE S. FOX
President
Barnes and Tripp
Real Estate, Inc.



BOBBY G. SEXTON
President
Bobby G. Sexton Co., Inc.

Bank Of Anderson Board Of Directors


P

DAVID C. KING
President and CEO
Bank of Anderson, N.A.


P

E. STEPHEN DARBY
President and
General Manager
Darby Electric Co., Inc.



MYRTLE E. GILLESPIE
Community Volunteer


P

ANDREW M. MCFALL, III
Retired
Anderson Savings & Loan



D. KIRKLAND OGLESBY
President Emeritus
AnMed Health System



J. CALHOUN PRUITT, JR.
Attorney and
Real Estate Developer



ROBERT M. RAINEY
President
Foothills Community Foundation


P

LARRY D. REEVES
Senior Vice President
Cromer Food Services
Interim Chairman
Bank of Anderson, N.A.


P

WILLIAM B. WEST
Executive Vice President
Peoples Bancorporation, Inc.,
Bank of Anderson, N.A.

Seneca National Bank Board of Directors



C. KYLE THOMAS
President and CEO
Seneca National Bank



NANCY M. BENNETT
City Council
City of Clemson


P

JAMES A. BLACK, JR.
Retired Insurance Executive
Interim Chairman
Seneca National Bank



STEVEN EDWARDS
Co-owner
Edwards Group



W. H. HUDSON
Retired President and CEO
Oconee Memorial Hospital



MARCIA HYDRICK
Vice President
Thrift Brothers, Inc.



R. DAVID LAND
President and CEO
Bountyland Enterprises, Inc.



WILLIAM E. SANDIFER, III
S. C. House of Representatives

P Denotes Director of Peoples Bancorporation, Inc.

PEOPLES
BANCORPORATION, INC.
PO Box 1989 ◦ Easley, SC 29641
Phone: (864) 859-2265 ◦ Fax: (864) 859-5121
www.peoplesbc.com